UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SoftBrands, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
Series C-1 Preferred Stock, $0.01 par value per share
Series D Preferred Stock, $0.01 par value per share
(Title of Class of Securities)
641144308
(CUSIP Number)
Kirkland & Ellis LLP
555 California Street
San Francisco, CA 94104
Attn: Gary M. Holihan, P.C.
Jeremy M. Veit
(415) 439-1400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 25, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	641144308

1	NAMES OF REPORTING PERSONS Steel Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,347,506 shares of Common Stock; 4,331,540 shares of Series B Preferred Stock; 18,000 shares of Series C-1 Preferred Stock; 6,000 shares of Series D Preferred Stock (see Item 5) [1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,347,506 shares of Common Stock; 4,331,540 shares of Series B Preferred Stock; 18,000 shares of Series C-1 Preferred Stock; 6,000 shares of Series D Preferred Stock (see Item 5) [1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2% of Common Stock; 100% of Series B Preferred Stock; 100% of Series C-1 Preferred Stock;100% of Series D Preferred Stock (see Item 5)[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, HC
1 Represents the aggregate number of outstanding shares of Common Stock, Series B Preferred Stock, Series C-1 Preferred Stock and Series D Preferred Stock beneficially owned by ABRY Mezzanine Partners, L.P. and ABRY Partners, LLC, each of whom entered into a Voting Agreement dated June 11, 2009 with Steel Holdings, Inc., and Capital Resource Partners IV, L.P., who entered into a Voting Agreement dated June 25, 2009 with Steel Holdings, Inc., in each case obligating the holder to, among other things, vote such shares in favor of the proposed acquisition of SoftBrands, Inc. by Steel Holdings, Inc. pursuant to the Merger Agreement (as defined in Item 3). See Items 3, 4 and 5.
2 The shares of Common Stock, Series B Preferred Stock, Series C-1 Preferred Stock and Series D Preferred Stock vote together as a single class, with the Series B Preferred Stock, Series C-1 Preferred Stock and Series D Preferred Stock voting on an as-converted to Common Stock basis. As disclosed in SoftBrands’ Preliminary Proxy Statement on Form PREM 14A filed on June 25, 2009, as of June 11, 2009, the Series B Preferred Stock, Series C-1 Preferred Stock and Series D Preferred Stock reported herein represented the right to vote 16,879,578 shares of Common Stock. Collectively, the shares of Common Stock, Series B Preferred Stock, Series C-1 Preferred Stock and Series D Preferred Stock reported herein represented the right to vote 19,540,787 shares of Common Stock, or approximately 31.47% of the total outstanding shares of Common Stock on an as-converted basis.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Statement on Schedule 13D relating to shares of common stock, $0.01 par value per share “Common Stock”), shares of Series B Preferred Stock, $0.01 par value per share (“Series B Preferred Stock”), shares of Series C-1 Preferred Stock, $0.01 par value per share (“Series C-1 Preferred Stock”), and shares of Series D Preferred Stock, $0.01 par value per share (“Series D Preferred Stock”), of SoftBrands, Inc., a Delaware corporation (“SoftBrands”), filed by Steel Holdings with the Securities and Exchange Commission on June 22, 2009 (the “Schedule 13D”). The principal executive offices of SoftBrands are located at 800 LaSalle Avenue, Suite 2100, Minneapolis, MN 55402. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
The Information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated in its entirety as follows:
SoftBrands and Steel Holdings have entered into an Agreement and Plan of Merger, dated as of June 11, 2009 (the “Merger Agreement”) pursuant to which Steel Holdings has agreed to acquire all of the outstanding Common Stock of SoftBrands for $0.92 per share in cash, without interest, representing an equity value for Common Stock of approximately $43.6 million in the aggregate. In addition, pursuant to the Merger Agreement, outstanding shares SoftBrands’ preferred stock will be purchased or redeemed for cash, which would represent, calculated as of the date of the Merger Agreement, approximately an additional $29.5 million.
As an inducement for Steel Holdings to enter into the Merger Agreement with SoftBrands, and in consideration thereof, certain stockholders of SoftBrands entered into Voting Agreements, dated as of June 11, 2009, with Steel Holdings (the “ABRY Voting Agreements”). The names of such stockholders and number of shares of Common Stock, Series C-1 Preferred Stock and Series D Preferred Stock owned by each is set forth in Exhibit 99.2. Such stockholders (collectively, the “ABRY Voting Holders”) hold 1,958,087 shares of Common Stock, 15,000 shares of Series C-1 Preferred Stock and 5,000 shares of Series D Preferred Stock, which collectively represent, on an as-converted Common Stock basis, approximately 20.29% of the shares of Common Stock deemed to be outstanding.
In addition, as an inducement for Steel Holdings to consent to certain transactions undertaken by SoftBrands, and in consideration thereof, a certain stockholder of SoftBrands entered into a Voting Agreement, dated as of June 25, 2009, with Steel Holdings (the “CRP Voting Agreement” and, together with the ABRY Voting Agreements, the “Voting Agreements”). The name of such stockholder and number of shares of Common Stock, Series B Preferred Stock, Series C-1 Preferred Stock and Series D Preferred Stock owned by such stockholder is set forth in Exhibit 99.3. Such stockholder (the “CRP Voting Holder” and, together with the ABRY Voting Holders, the “Voting Holders”) holds 389,419 shares of Common Stock, 4,331,540 shares of Series B Preferred Stock, 3,000 shares of Series C-1 Preferred Stock, and 1,000 shares of Series D Preferred Stock, which collectively represent, on an as-converted Common Stock basis, approximately 11.2% of the shares of Common Stock deemed to be outstanding.
The Voting Holders collectively exercise voting control over an aggregate of 19,540,787 shares of Common Stock on an as-converted Common Stock basis, representing approximately 31.47% of the shares of Common Stock deemed to be outstanding.
The Voting Holders have agreed that until the termination of the Voting Agreements, each such Voting Holder will vote all shares of Common Stock, Series B Preferred Stock, Series C-1 Preferred Stock and Series D Preferred Stock owned by such Voting Holders in favor of the approval and adoption of the Merger Agreement. For a description of the Voting Agreements see Item 4 below, which description is incorporated herein by reference in response to this Item 3.
Steel Holdings did not pay additional consideration to the Voting Holders in connection with the execution and delivery of the Voting Agreements. The descriptions of the Merger Agreement and the Voting Agreements contained in this Schedule 13D are qualified in their entirety by reference to such agreements, copies of which appear as Exhibit 99.1 and Exhibits 99.2 and 99.3 hereto, respectively.
Item 4. Purpose of Transaction.
Item 4 is hereby amended and restated in its entirety as follows:
As stated above, the ABRY Voting Agreements were entered into as an inducement for, and in consideration of, Steel Holdings’ entering into the Merger Agreement, and the CRP Voting Agreement was entered into as an inducement for, and in consideration of, Steel Holdings’ consenting to certain transactions undertaken by SoftBrands. Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the “Merger”) of a wholly owned subsidiary of Steel Holdings (“Merger Sub”) with and into SoftBrands. At the effective time of the Merger, each outstanding share of Common Stock will be exchanged for $0.92 in cash, representing an equity value of approximately $43.6 million in the aggregate, and SoftBrands’ outstanding shares of preferred stock will be purchased or redeemed for cash, which would represent approximately, calculated as of the date of the Merger Agreement, an additional $29.5 million.
The Merger Agreement has been approved by the board of directors of each of SoftBrands and Steel Holdings. The transaction is subject to approval by the holders of a majority in interest of SoftBrands’ outstanding shares of Company Capital Stock (as such term is defined in the Merger Agreement). The CRP Voting Holder, as the holder of a majority in interest of the outstanding shares of Series B Preferred Stock, has consented to the Merger as required by the Certificate of Designations, Preferences and Rights of the Series B Preferred Stock. The transaction is also subject to customary regulatory approvals and other closing conditions and is expected to close in the third quarter of 2009.
Pursuant to the Voting Agreements, (a) the ABRY Voting Holders, the beneficial owners of 1,958,087 shares of Common Stock, 15,000 shares of Series C-1 Preferred Stock and 5,000 shares of Series D Preferred Stock, which collectively represent, on an as-converted Common Stock basis, approximately 20.29% of the shares of Common Stock deemed to be outstanding, and (b) the CRP Voting Holder, the beneficial owner of 389,419 shares of Common Stock, 4,331,540 shares of Series B Preferred Stock, 3,000 shares of Series C-1 Preferred Stock, and 1,000 shares of Series D Preferred Stock, which collectively represent, on an as-converted Common Stock basis, approximately 11.2% of the shares of Common Stock deemed to be outstanding, have agreed to vote (or cause to be voted) all issued and outstanding securities of SoftBrands owned of record or beneficially by each such shareholder: (i) in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement; and (ii) against the following actions: (1) approval of any proposal made in opposition to or competition with consummation of the Merger and the Merger Agreement, including any Acquisition Proposal (as such term is defined in the Merger Agreement), (2) any Acquisition Transaction (as such term is defined in the Merger Agreement) with any party other than Steel Holdings or an affiliate of Steel Holdings as contemplated by the Merger Agreement, (3) any other proposal that is intended to, or is reasonably likely to, result in the conditions of Steel Holdings or Merger Sub’s obligations under the Merger Agreement not being fulfilled, (4) any amendment of SoftBrands’ certificate of incorporation or by-laws that is not requested or expressly approved by Steel Holdings, and (5) any dissolution, liquidation or winding up of SoftBrands. Pursuant to the Voting Agreements, each Voting Holder granted to Steel Holdings and Merger Sub an irrevocable proxy and irrevocably appointed Steel Holdings and Merger Sub such Voting Holder’s attorney and proxy to vote or, if applicable, to give consent with respect to, all of such Voting Holder’s Common Stock, Series B Preferred Stock, Series C-1 Preferred Stock and Series D Preferred Stock subject to the Voting Agreements, with regard to any of the matters referred to in the immediately preceding sentence.
In addition, the Voting Holders cannot (a) transfer, assign, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing, any or all of the shares subject to the Voting Agreements or any right or interest therein (“Transfer”); provided, however, such restrictions shall not be applicable to (i) a gift of the shares made to the Voting Holder’s spouse or issue, including adopted children, or to a trust for the exclusive benefit of the Voting Holder or the Voting Holder’s spouse or issue, provided such transferee agrees to be bound by the terms of the Voting Agreements or (ii) a transfer of title to the shares effected pursuant to the Voting Holder’s will or the laws of intestate succession; (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (c) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the shares subject to the Voting Agreements (other than the proxy contemplated in Section 3 of the Voting Agreements); or (d) deposit any of the shares subject to the Voting Agreements into a voting trust, or enter into a voting agreement or arrangement with respect to any of the shares subject to the Voting Agreements. The Voting Agreements expire on the earlier of: (i) such time as the Merger Agreement is terminated in accordance with its terms or (ii) such time as the Merger becomes effective.
The purpose of the Voting Agreements is to enable Steel Holdings and SoftBrands to consummate the transactions contemplated by the Merger Agreement.
Upon the consummation of the Merger, the directors and officers of Merger Sub immediately prior to the effective time of the Merger shall be the directors and officers,

respectively, of the surviving corporation immediately following the effective time of the Merger, and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, in accordance with applicable law and the certificate of incorporation and bylaws of the surviving corporation.
At the effective time of the Merger, the certificate of incorporation and by-laws of SoftBrands shall be amended as set forth in Section 2.5 of the Merger Agreement.
If the Merger is consummated as planned, Steel Holdings anticipates that SoftBrands will become a wholly owned subsidiary of Steel Holdings and that Steel Holdings will seek to cause the Common Stock to be deregistered under the Exchange Act and the Securities Act of 1933, as amended, and delisted from the NYSE Amex.
Except as set forth in this Item 4, neither Steel Holdings nor, to Steel Holdings’ knowledge, any of the individuals referred to in Item 2 of this Statement, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Steel Holdings or any of the individuals referred to in Item 2 of this Statement may determine at a future date to adopt plans or intentions different from those set forth herein, to the extent permitted by the Merger Agreement.
The foregoing summary of certain provisions of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
(a)-(b) As of the filing date of this Schedule 13D, as a result of the Voting Agreements, Steel Holdings may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 2,347,506 shares of Common Stock, 4,331,540 shares of Series B Preferred Stock, 18,000 shares of Series C-1 Preferred Stock and 6,000 shares of Series D Preferred Stock, which collectively represent, on an as-converted Common Stock basis, approximately 31.47% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Voting Agreements.
Steel Holdings has neither sole nor shared dispositive power over the shares of Common Stock, Series B Preferred Stock, Series C-1 Preferred Stock or Series D Preferred Stock subject to the Voting Agreements. Beneficial ownership of the Common Stock, Series B Preferred Stock, Series C-1 Preferred Stock or Series D Preferred Stock is being reported hereunder solely because Steel Holdings may be deemed to have beneficial ownership of such shares of Common Stock, Series B Preferred Stock, Series C-1 Preferred Stock or Series D Preferred Stock as a result of Steel Holdings’ right under the Voting Agreements to direct the voting of shares and to vote such shares in accordance with irrevocable proxies. However, Steel Holdings does not control the voting of such shares with respect to other matters and does not possess any other rights as a SoftBrands stockholder with respect to such shares. Steel Holdings disclaims any beneficial ownership of such shares of Common Stock, Series B Preferred Stock, Series C-1 Preferred Stock or Series D Preferred Stock, and nothing herein shall be deemed to be an admission by Steel Holdings as to the beneficial ownership of such shares of Common Stock, Series B Preferred Stock, Series C-1 Preferred Stock or Series D Preferred Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose. The information contained in Item 4 of this Statement is incorporated herein by reference.
All of the percentages calculated in this Statement are based upon an aggregate of 44,866,535 shares of Common Stock outstanding as of June 11, 2009, as disclosed in SoftBrands’ Preliminary Proxy Statement on Form PREM 14A filed on June 25, 2009.
(c) Except as set forth or incorporated herein, neither Steel Holdings nor, to Steel Holdings’ knowledge, any of the individuals referred to Item 2 of this Statement, has effected any transaction in any shares of Common Stock, Series B Preferred Stock, Series C-1 Preferred Stock or Series D Preferred Stock of SoftBrands during the past 60 days.
(d) Not applicable.
(e) Not applicable.
Item 7. Material to be Filed as Exhibits.
Item 7 is hereby amended and restated in its entirety as follows:

99.1.	Agreement and Plan of Merger, dated June 11, 2009, by and among Steel Holdings, Inc., Steel Merger Sub, Inc. and SoftBrands, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SoftBrands, Inc. on June 12, 2009 (File No. 001-32711)).

99.2.	Voting Agreements, dated June 11, 2009, by and between Steel Holdings, Inc. and Steel Merger Sub, Inc., on the one hand, and each of ABRY Mezzanine Partners, L.P. and ABRY Partners, LLC., on the other hand (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by SoftBrands, Inc. on June 12, 2009 (File No. 001-32711)).

99.3	Voting Agreement, dated June 25, 2009, by and between Steel Holdings, Inc. and Steel Merger Sub, Inc., on the one hand, and Capital Resource Partners IV, L.P., on the other hand (incorporated by reference to Annex B to the Preliminary Proxy on Form PREM 14A filed by SoftBrands, Inc. on June 25, 2009 (File No. 001-32711)).

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.
Dated: June 30, 2009

Steel Holdings, Inc.
By:	/s/ John Gilligan
	Name:	John Gilligan
	Title:	Vice President and Secretary

INDEX TO EXHIBITS

Exhibit
Number	Document
99.1.	Agreement and Plan of Merger, dated June 11, 2009, by and among Steel Holdings, Inc., Steel Merger Sub, Inc. and SoftBrands, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SoftBrands, Inc. on June 12, 2009 (File No. 001-32711)).

99.2.	Voting Agreements, dated June 11, 2009, by and between Steel Holdings, Inc. and Steel Merger Sub, Inc., on the one hand, and each of ABRY Mezzanine Partners, L.P. and ABRY Partners, LLC., on the other hand (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by SoftBrands, Inc. on June 12, 2009 (File No. 001-32711)).

99.3	Voting Agreement, dated June 25, 2009, by and between Steel Holdings, Inc. and Steel Merger Sub, Inc., on the one hand, and Capital Resource Partners IV, L.P. on the other hand (incorporated by reference to Annex B to the Preliminary Proxy on Form PREM 14A filed by SoftBrands, Inc. on June 25, 2009 (File No. 001-32711)).